Exhibit 99.1

News Release	Contact: Bruce Russell
(310) 346-6131
brussell@cyanotech.com

Cyanotech Reports Financial Results for the First Quarter of Fiscal Year 2017

KAILUA KONA, Hawaii (August 15, 2016) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, today announced financial results for the first quarter of fiscal year 2017, ended June 30, 2016.

First Quarter 2017

For the first quarter of fiscal year 2017 compared to the first quarter of fiscal year 2016, net sales were $7,322,000 compared to $7,594,000, a decrease of 3.6%. Gross profit was $2,821,000, with gross profit margin of 38.5%, compared to gross profit of $2,924,000 and gross profit margin of 38.5%. Operating loss was ($610,000) compared to operating loss of ($195,000). Net loss was ($691,000) or ($0.12) per diluted share, compared to net loss of ($105,000) or ($0.02) per diluted share. Contributing to the loss are legal fees related to various ongoing legal matters which totaled $580,000 for the first quarter of fiscal 2017, compared to $42,000 for the first quarter of fiscal 2016. Please review the Company’s Form 10-Q for more detailed information.

Commenting on the first quarter of fiscal 2017 results (changes shown vs. the first quarter of fiscal 2016), Gerry Cysewski, Ph.D., Cyanotech’s Interim President and CEO, noted:

“Net sales declined 3.6% for the quarter, driven by a 14% decrease in our packaged products, offset by a 39% increase in bulk sales. The decline in sales of packaged product compared to the same period last year is the result of limits on the level of discounts offered in low margin channels in the current quarter. This change, which resulted in a 19% decrease in astaxanthin sales and flat spirulina sales, is expected to improve profitability in the long run.

“Sales of our bulk products increased 39%, made up of a 43% increase in spirulina sales and a 25% increase in astaxanthin sales. The increase in bulk sales was driven by increased demand from our international customers, coupled with increased levels of astaxanthin inventory available for sale.

“Our strategy continues to focus on growing the market for higher margin, branded consumer products by emphasizing the higher nutritional content of our Hawaiian spirulina and the benefits of our natural astaxanthin over synthetics. Both are the #1 selling products in their respective categories in the natural products channel.

“During the first quarter, BioAstin sales expanded into an additional 32 warehouse stores in Costco’s Texas region and now is available in 195 Costco warehouses, or roughly 40% of their domestic total.

“We also began extracting 100 percent of our astaxanthin product in our new onsite extraction facility, saving considerable costs and time compared to our earlier process of sending biomass to the mainland US and to New Zealand for extraction.”

Trailing 12 Months ended June 30, 2016
For the trailing 12 months ended June 30, 2016 compared to the trailing 12 months ended June 30, 2015, net sales were $31,568,000 compared to $33,779,000, a decrease of 6.5%. Gross profit was $11,763,000, with gross profit margin of 37.3%, compared to gross profit of $14,331,000 and gross profit margin of 42.4%. Pretax loss was ($1,590,000) compared to pretax income of $1,083,000, and net loss was ($4,981,000) or ($0.89) per diluted share, compared to net income of $252,000 or $0.05 per diluted share.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology, produces BioAstin® Natural Astaxanthin and Hawaiian Spirulina Pacifica®—all natural, functional nutrients that leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. Cyanotech's Spirulina products offer complete nutrition, and augment energy and immune response. They are FDA-reviewed and accepted as Generally Recognized as Safe (GRAS) for use in food products. BioAstin's superior antioxidant activity and ability to support and maintain a natural anti-inflammatory response enhance skin, muscle and joint health. All Cyanotech products are produced from microalgae grown at our 90-acre facility in Kona, Hawaii using patented and proprietary technology. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to nutritional supplement, nutraceutical and cosmeceutical manufacturers and marketers worldwide and is GMP-certified by the Natural Products AssociationTM. Visit www.cyanotech.com for more information.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

(Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the period ended June 30, 2016, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.)

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except par value)

(Unaudited)

	June 30, 2016	March 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$1,554	$1,240
Accounts receivable, net of allowance for doubtful accounts of $136 at June 30, 2016 and $136 at March 31, 2016	2,246	2,983
Inventories, net	8,388	7,856
Deferred tax assets	74	74
Prepaid expenses and other current assets	604	502
Total current assets	12,866	12,655

Equipment and leasehold improvements, net	17,458	17,796
Other assets	400	392
Total assets	$30,724	$30,843

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Note payable	$600	$—
Current maturities of long-term debt	579	574
Customer deposits	65	117
Accounts payable	3,991	4,000
Accrued expenses	1,660	1,430
Total current liabilities	6,895	6,121

Long-term debt, net	6,653	6,790
Deferred tax liabilities	74	74
Deferred rent	34	30
Total liabilities	13,656	13,015

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; 5,648,264 shares issued and outstanding at June 30, 2016 and 5,599,797 at March 31, 2016	113	112
Additional paid-in capital	31,515	31,585
Accumulated deficit	(14,560)	(13,869)
Total stockholders’ equity	17,068	17,828
Total liabilities and stockholders’ equity	$30,724	$30,843

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,
	2016	2015

NET SALES	$7,322	$7,594
COST OF SALES	4,501	4,670
Gross Profit	2,821	2,924

OPERATING EXPENSES:
General and administrative	1,707	1,210
Sales and marketing	1,555	1,732
Research and development	166	177
Loss on disposal of equipment and leasehold improvements	3	—
Total operating expenses	3,431	3,119

Loss from operations	(610)	(195)

Interest expense, net	132	24

Loss before income tax	(742)	(219)

INCOME TAX BENEFIT	(51)	(114)

NET LOSS	$(691)	$(105)

NET LOSS PER SHARE:
Basic	$(0.12)	$(0.02)
Diluted	$(0.12)	$(0.02)

SHARES USED IN CALCULATION OF NET LOSS PER SHARE:
Basic	5,633	5,565
Diluted	5,633	5,565

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com